SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR	June 30, 2006	Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65
4 - NIRE (Corporate Registry ID) 53.300.005.770

01.02 - HEADQUARTERS

1 - ADDRESS SCN – Qd 4 Bloco B Torre Oeste Sala 702A			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-000	4 - CITY Brasília			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE 3429-5600	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 61	12 - FAX 3429-5626	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Oscar Thompson
2 - ADDRESS SCN – Quadra 4 Bl B Torre Oeste Sl 702A			3 - DISTRICT Asa Norte
4 - ZIP CODE 70714-000	5 - CITY Brasília			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE 3429-5600	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3429-5626	14 - FAX -	15 - FAX -
16 - E-MAIL oscar.thompson@telepart.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/1/2006	03/31/2006
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho					12 - TECHNICIAN•S CPF (INDIVIDUAL TAXPAYER•S REGISTER) 373.525.127-72

Pág. 1

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 06/30/2006	2 - PREVIOUS QUARTER 03/31/2006	3 - SAME QUARTER, PREVIOUS YEAR 06/30/2005
Paid-up Capital
1 – Common	133,037,520	131,631,638	131,631,638
2 – Preferred	224,669,035	222,294,831	222,294,831
3 – Total	357,706,555	353,926,469	353,926,469
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Holding
4 - ACTIVITY CODE 1130 – Telecommunications
5 - MAIN ACTIVITY Cellular Mobile Telephony
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer•s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	4/27/2006	Dividend	5/23/2006	Preferred	0.0002571600
02	AGO	4/27/2006	Dividend	5/23/2006	Common	0.0002571600

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01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID )02.558.118/0001-65

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)
01	4/27/2006	456,350	13,843	Capital Reserve	1,405,882	0.0098460000
02	4/27/2006	456,350	12,267	Capital Reserve	2,374,204	0.0051670000
03	4/27/2006	456,350	16,340	Profit Reserve	0	0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 – SIGNATURE

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01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 – CODE	2 - DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	Total Assets	1,109,433	1,171,691
1.01	Current Assets	233,437	270,340
1.01.01	Cash and Cash Equivalents	211,483	241,629
1.01.02	Accounts Receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Others	21,954	28,711
1.01.04.01	Deferred Income Tax and Social Contribution	21,650	21,650
1.01.04.02	Dividends	0	6,306
1.01.04.03	Prepayments	189	5
1.01.04.04	Other	115	750
1.02	Long-Term Receivables	133,462	137,928
1.02.01	Sundry Credits	131,989	137,329
1.02.01.01	Deferred Income Tax and Social Contribution	62,519	73,937
1.02.01.02	Income Tax and Social Contribution Recoverable	52,195	46,506
1.02.01.03	PIS and COFINS Recoverable – Law 9,718/98	17,275	16,886
1.02.02	Credits with Related Parties	1,407	544
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	279	399
1.02.02.03	Other Related Parties	1,128	145
1.02.03	Others	66	55
1.03	Permanent Assets	742,534	763,423
1.03.01	Investments	741,783	762,651
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	741,723	762,591
1.03.01.03	Other Investments	60	60
1.03.02	Property, Plant and Equipment	751	772
1.03.03	Deferred Charges	0	0

Pág. 4

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2	Total Liabilities	1,109,433	1,171,691
2.01	Current Liabilities	20,886	101,814
2.01.01	Loans and Financing	45	45
2.01.02	Debentures	0	0
2.01.03	Suppliers	403	1,026
2.01.04	Taxes, Charges and Contributions	8,151	0
2.01.05	Dividends Payable	10,655	97,616
2.01.06	Provisions	1,387	3,100
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	245	27
2.02	Long-Term Liabilities	254	81
2.02.01	Loans and Financing	0	11
2.02.02	Debentures	0	0
2.02.03	Provisions	70	70
2.02.04	Debts with Related Parties	184	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Shareholders• Equity	1,088,293	1,069,796
2.05.01	Paid-in Capital	456,350	413,900
2.05.02	Capital Reserves	99,102	125,212
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	110,300	110,300
2.05.04.01	Legal	43,039	43,039
2.05.04.02	Statutory	40,851	40,851
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	26,410	26,410
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	422,541	420,384

Pág. 5

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	34,104	63,611	59,160	89,094
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(6,962)	(13,835)	(5,954)	(12,034)
3.06.03	Financial	3,658	14,922	4,243	12,504
3.06.03.01	Financial Income	9,595	20,876	9,782	18,365
3.06.03.02	Financial Expenses	(5,937)	(5,954)	(5,539)	(5,861)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	37,408	62,524	60,871	88,624
3.07	Operating Income	34,104	63,611	59,160	89,094
3.08	Non-Operating Income	73	73	(1,922)	(1,922)
3.08.01	Revenues	73	73	0	0
3.08.02	Expenses	0	0	(1,922)	(1,922)
3.09	Income Before Taxes/Profit Sharing	34,177	63,684	57,238	87,172
3.10	Provision for Income Tax and Social Contribution	(9,673)	(9,673)	(8,949)	(8,903)
3.11	Deferred Income Tax	(6,007)	(3,928)	(6,522)	(3,723)
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0

Pág. 6

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.15	Net Income/Loss for the Period	18,497	50,083	41,767	74,546
	No. SHARES, EX-TREASURY (in thousands)	357,706,555	357,706,555	353,926,469	353,926,469
	EARNINGS PER SHARE	0.00005	0.00014	0.00012	0.00021
	LOSS PER SHARE

Pág. 7

04.01 – NOTES TO THE FINANCIAL STATEMENTS

1 Operations

(a) Telemig Celular ParticipaÇões S.A. is a publicly-held corporation, acting as the holding company of Telemig Celular S.A. Its stake in this operator on June 30 and on March 31, 2006 is of 89.18% of the voting capital and 83.25% of the total capital.

The objective of the subsidiary is to provide cellular mobile services and all the activities necessary or useful to carry out these services, in conformity with the authorizations granted.

The services offered and the tariffs charged by the subsidiary are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

On February 19, 2004, the subsidiary and ANATEL signed an Authorization Instrument for migration to the Personal Mobile Service (SMP), which took effect as from the publication of ACT 42,672 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to the subsidiary are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Radio frequencies	Maturity

Region 1
Sector 2 – Minas Gerais (except Triângulo Mineiro region)	800 MHz, 900 MHz and 1800 MHz	April 2008
Sector 3 – Triângulo Mineiro	900 MHz and 1800 MHz	April 2020

The radio frequency authorizations may be renewed for an additional 15-year term, with extensions subject to obligations.

(b) In April 2005, the bidding process to obtain the Authorization for the SMP exploitation in the radio frequency sub-band “E”, in the municipalities comprising Sector 3 of Region I (Triângulo Mineiro) of the Authorization General Plan (PGO), was concluded.

The subsidiary signed the Authorization Instrument on April 28, 2005 and started operations in the Triângulo Mineiro region on May 30, 2005. Since then, the coverage area of the subsidiary comprised all the State of Minas Gerais.

(c) At the Extraordinary General Meeting held on March 20, 2006, the shareholders resolved to remove from office certain members of the Board of Directors. On the same date, the Board of Directors resolved by unanimous vote to remove from office the Board of Executive Officers, electing, in replacement, Mr. Oscar Thompson to occupy the positions

Pág. 8

of Chief Executive Officer and Investor Relations Officer, cumulating the duties of Chief Financial Officer, and Mr. Marcus Roger Meireles Martins da Costa, to the position of Human Resources Officer. The new members of the Board of Executive Officers were invested in office on March 20, starting then to manage the corporate businesses.

As part of the resources sharing agreement signed in March 2003 and mentioned in Note 3(b), all the Company•s bookkeeping services and execution of financial activities are carried out by professionals allocated at the headquarters of the subsidiary, Telemig Celular S.A.. Therefore, the present quarterly information was substantially prepared based on the information provided by Telemig Celular S.A.

2 Significant Accounting Practices (company and consolidated)

(a) Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by the Brazilian Securities and Exchange Commission (CVM) and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the parent company Telemig Celular ParticipaÇões S.A., of its direct subsidiary Telemig Celular S.A. and of the special purpose entities mentioned in Note 19, proportionally to the stake held in these entities. The consolidation process of equity and results accounts corresponds to the sum of balances of assets, liabilities, revenues and expenses accounts of the companies, according to the nature of each balance, supplemented by eliminations (i) of capital interest, reserves and results accumulated maintained among companies; (ii) balances of current accounts and other balances composing assets and/or liabilities, maintained among companies and; (iii) identification of minority shareholders• interest.

In the preparation of quarterly information it is necessary to use estimatives to account for certain assets, liabilities and other transactions. The Company•s and its subsidiary•s quarterly information includes, therefore, estimatives referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

The quarterly information is being presented in thousands of reais, except as otherwise indicated.

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(b) Cash and cash equivalents

Mainly comprise highly liquid temporary investments. The investment funds are stated based on the quota value of each fund on the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c) Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of the subsidiary•s operations network by subscribers from other telecommunications carriers.

(d) Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record an allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(e) Inventories

Mainly comprise mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the replacement cost or realization value.

(f) Investment in subsidiary

Recorded by the equity accounting method, calculated on the net income for the year and other equity variations of the subsidiary.

(g) Property, plant and equipment

Are stated at acquisition and/or construction cost, less accumulated depreciation. Depreciation is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

The subsidiary reviews the recovery value of property, plant and equipment by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value. When this occurs, the subsidiary reduces the net book value to the recovery value. No provision was deemed necessary on June 30 and March 31, 2006.

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Interest and financial charges on loans and financing obtained for investment in construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the first half of 2006 and 2005, no interest and financial charges were capitalized.

(h) Deferred charges

Are recorded at acquisition or formation cost, net of accumulated amortization, which is calculated on the straight-line method at rates which take into account the expectation of recovery of the expenditures.

The balance on June 30 and on March 31, 2006 refers to expenditures incurred to explore mobile cellular services in the Triângulo Mineiro region (Note 1, “b”) and is being amortized over 5 years as from the start of operations.

(i) Other assets

Other current assets and long-term receivables are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(j) Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses are immediately recognized in the results.

(k) Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the expected value of tax benefit realization related to the goodwill acquired from the company by means of a reorganization process, and on temporary differences arising mainly from the provision for contingencies, provision for accounts payable, allowance for doubtful accounts receivable and provision for profit sharing, as shown in Note 4.

(l) Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors and of management, to cover probable losses resulting from tax, civil and labor claims.

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(m) Other liabilities

Other current and long-term liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(n) Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the tariff prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively rendered. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or distributor.

(o) Pension plan

The subsidiary participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution 371/2000.

(p) Employees’ profit sharing

The Company and the subsidiary record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders• Meeting.

3 Related-Party Transactions

	Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Assets

Current Assets – Accounts receivable:
Amazônia Celular S.A.	-	-	679	44
Brasil Telecom S.A.	-	-	2,289	2,879

	-	-	2,968	2,923

Long-term Receivables:
Tele Norte Celular ParticipaÇões S.A.	1,110	7	986	67
Telemig Celular S.A.	279	399	-	-
Amazônia Celular S.A.	18	138	1,320	1,934

	1,407	544	2,306	2,001

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		Company	Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Liabilities

Current Liabilities – Suppliers
Amazônia Celular S.A.	-	-	53	58
Brasil Telecom S.A.	-	-	8,006	7,865

	-	-	8,059	7,923

Long-term Liabilities
Amazônia Celular S.A.	184	-	-	-
	184	-	-	-

		Company	Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Accumulated Results

Service revenue:
Amazônia Celular S.A.	-	-	253	679
Brasil Telecom S.A.	-	-	18,960	19,468

	-	-	19,213	20,147

Revenue from sharing of resources:
Tele Norte Celular ParticipaÇões S.A.	-	-	238	364
Telemig Celular S.A.	3,422	5,770	-	-
Amazônia Celular S.A.	647	1,869	5,425	5,154

	4,069	7,639	5,663	5,518

The Company carries out transactions with its subsidiary and other related parties concerning certain services, described below. Related-party transactions are carried out under conditions agreed among parties.

The amounts related to revenue from sharing of resources correspond to amounts calculated by Telemig Celular S.A. and Amazônia Celular S.A. However, such amounts are object of divergence between the Company and such Related Parties, being therefore subject to adjustments.

(a) Roaming Agreements

The subsidiary is a member of the Brazilian roaming committee of mobile operators, which includes the subsidiary of the affiliated company Tele Norte Celular ParticipaÇões S.A. (Amazônia Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, the subsidiary, Amazônia Celular S.A. and other mobile operators facilitate roaming to their respective subscribers.

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Accounts receivable and payable, as well as service revenues (consolidated) with Amazônia Celular S.A., refer to the pass-through of the additional call and transfer of the operators• subscribers in roaming mode.

(b) Sharing of resources

On March 20, 2003, Telemig Celular ParticipaÇões S.A., its subsidiary company (Telemig Celular S.A.) and the affiliated companies, Tele Norte Celular ParticipaÇões S.A. and Amazônia Celular S.A., entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders• Meetings of the respective companies, both held on March 19, 2003.

The balances recorded in long-term receivables are exclusively related to the resource sharing and jointly-owned unit creation agreement mentioned above.

In accordance with Note 3 above, the amounts related to revenue from sharing of resources correspond to amounts calculated by Telemig Celular S.A. and Amazônia Celular S.A. However, such amounts are object of divergence between the Company and such Related Parties, being therefore subject to adjustments.

(c) Brasil Telecom S.A.

As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the customers of the subsidiary started to use CSP in domestic (VC2 and VC3) and international long-distance calls from their mobiles, in conformity with the Personal Mobile Service (SMP) rules.

Accounts payable to Brasil Telecom S.A. refer to the pass-through of domestic and international long-distance calls made by the subsidiary•s subscribers using the CSP of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the use of the subsidiary•s network in such long-distance calls.

4 Income tax and social contribution

(a) Deferred income tax and social contribution

Deferred income tax and social contribution assets have the following nature:

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		Company	Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Deferred income tax
Tax loss	7,128	11,726	7,128	11,726
Provision for contingencies	-	-	132,389	124,898
Goodwill (CVM Instruction 349)	54,391	58,371	54,391	58,371
Provision for accounts payable	53	147	7,434	8,053
Allowance for doubtful accounts	-	-	9,239	7,620
Provision for profit sharing	-	-	2,093	5,544
Other expenses	326	15	10,296	10,529

	61 ,898	70,259	222,970	226,741

Deferred social contribution
Negative calculation basis	2,568	4,215	2,568	4,215
Provision for contingencies	-	-	1,478	1,159
Goodwill (CVM Instruction 349)	19,581	21 ,013	19,581	21,013
Provision for accounts payable	19	53	2,802	2,899
Allowance for doubtful accounts	-	-	3,326	2,743
Provision for profit sharing	-	-	789	2,036
Provision for loss on investment	6	6	761	761
Other expenses	97	41	3,518	3,656

	22,271	25,328	34,823	38,482

	84,169	95,587	257,793	265,223
Less: Long-term portion	(62,519)	(73,937)	(197,738)	(201,219)

Current portion	21 ,650	21 ,650	60,055	64,004

Pursuant to CVM Instruction 371/2002, the Company and subsidiary•s management, at the end of 2005, prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of taxable income generation by the Company and by the subsidiary, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Company and subsidiary•s Board of Directors on March 16 and 15, 2006, respectively, and examined by the Fiscal Council on the same dates.

This study will be reviewed by the end of 2006, and the results of such revision will be reflected in the corresponding financial statements. Management did not identify changes that could cause significant impacts on the conclusion of this study at the end of second quarter 2006.

Credits relating to the temporarily non-deductible provisions, mainly tax contingencies and doubtful accounts, will be realized as the corresponding issues are concluded.

Pág. 15

According to the projections made by Company•s management, long-term deferred income tax and social contribution will be realized in the following years:

Company

2007	8,790
2008	11,077
2009	42,652

Total	62,519

According to the projections made by the subsidiary•s management, the future taxable income will be sufficient for the realization of the long-term deferred tax assets in the amount of R$135,219 in a period not longer than 10 years.

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the Company•s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the Company and its subsidiary•s future results.

(b) Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution shown in the quarterly results are reconciled to their amounts at the nominal rate as below:

		Company		Consolidated

	06.30.06	06.30.05	06.30.06	06.30.05

Income before income tax, social contribution
and profit sharing	63,684	87,172	104,389	144,219
(-) Employees• profit sharing	-	-	(8,106)	(8,794)

Income before income tax and social contribution	63,684	87,172	96,283	135,425
(-) Equity accounting	(62,524)	(88,624)	-	-
(-) Amortization provision for shareholders• equity integrity	(21,013)	(21,014)	(21,013)	(21,014)
(-) Deductible portion of interest on capital paid	-	-	(37,168)	(36,759)
(+) Interest on capital received	58,348	58,075	58,348	58,075
Permanent additions (exclusions), net	1,513	1,661	3,244	3,464

Calculation basis	40,008	37,270	99,694	139,191

Income tax and social contribution (34%)	(13,603)	(12,672)	(33,896)	(47,325)
Tax incentives	2	-	275	1,008
Reversal of previous year – current income tax
and social contribution	-	46	-	2,590

Expense of income tax and social contribution	(13,601)	(12,626)	(33,621)	(43,727)

Pág. 16

5 Cash and Cash Equivalents

		Company	Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Cash and banks	101	116	1,895	2,603
Financial investments
Fixed-income securities – substantially
Federal Government Securities	-	-	473,752	655,773
Investment funds	211,382	241,358	-	-
Other highly liquid investments	-	155	41,612	9,055

	211,483	241,629	517,259	667,431

On June 30 and on March 31, 2006, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds – FIC” (exclusive), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 19.

On June 30 and on March 31, 2006, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

On June 30 and on March 31, 2006, there were no guarantees, sureties, mortgages or other guarantees granted in favor of the exclusive funds.

6 Accounts Receivable, net

		Consolidated

	06.30.06	03.31.06

Telecommunications services	227,404	231 ,459
Handsets and accessories sales	21,426	24,732

	248,830	256,191
Allowance for doubtful accounts	(36,120)	(29,746)

	212,710	226,445

On June 30 and on March 31, 2006, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by the subsidiary•s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the Personal Mobile Service (SMP) rules.

Pág. 17

On June 30, 2006, the subsidiary had overdue accounts receivable from telephony operators in the amount of approximately R$41,792 (March 31, 2006 – R$47,200), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by the subsidiary in the amount of R$35,422 (March 31, 2006 – R$30,036), due to the lack of collection in portion of the referred overdue amounts. The subsidiary management considers that the recovery of these overdue amounts is probable.

7 Inventories

		Consolidated

	06.30.06	03.31.06

Handsets and accessories	57,642	46,987
Provision for adjustment to market value	(6,698)	(7,628)

	50,944	39,359

8 PIS and COFINS Recoverable – Law 9,718/98 – short and long-term

In 2005, the Company and its subsidiary were successful in the Federal Supreme Court actions that questioned the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by paragraph 1, Article 3 of Law 9,718 of November 27, 1998. Accordingly, considering that the decisions are final and unappealable, the Company and the subsidiary recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$16,622 and R$21,303, respectively. The restated value of these credits on June 30, 2006 is R$17,275 for the Company (March 31, 2006 – R$16,886) and R$22,112 for the subsidiary (March 31, 2006 – R$21,634), amounting to R$39,387 (March 31, 2006 – R$38,520) in the consolidated. The credits are recorded in the item “PIS and COFINS Recoverable – Law 9,718/98” under Company•s long-term receivables and under subsidiary•s current assets.

9 ICMS recoverable – property, plant and equipment (long-term)

This refers, in the consolidated, to recoverable ICMS installments, to be offset as from July, 2007 at 1/48, relating to the credits arising from the acquisition of equipment by the subsidiary for property, plant and equipment, in conformity with Complementary Law 102 of July 11, 2000.

Pág. 18

10 Investment in subsidiary (company)

(a) Details of the holding in subsidiary Telemig Celular S.A. may be summarized as below:

	06.30.06	03.31.06

Capital stock	438,099	391,970
Shareholders• equity	890,950	916,015
Capital stock interest	83.25%	83.25%
Voting capital interest	89.18%	89.18%
Number of shares held (in thousands)
Preferred class G	1,180	1,180
Common	795	795

	06.30.06	06.30.05

Net income for the period (year to date)	75,103	105,776
Equity accounting
From company results	62,524	88,058
From items not accounted in subsidiary results	-	566

	62,524	88,624

(b) Investment breakdown in the quarter

06.30.06

Balance at the beginning of the quarter	762,591
Equity accounting in the quarter	37,408
Interest on capital in the quarter	(58,348)
Share gain in the quarter	72

Balance at the end of the quarter	741,723

(c) Other information:

The quarterly information of the subsidiary Telemig Celular S.A. was reviewed by the same independent auditors of the company.

Pág. 19

11 Property, Plant and Equipment

					Consolidated

				06.30.06	03.31.06

	Annual
	depreciation		Accumulated	Net	Net
	rate - %	Cost	depreciation	amount	amount

Equipment and transmission means	20.0 to 33.3	846,717	707,159	139,558	141,136
Switching and control centers	20.0 to 33.3	372,993	218,678	154,315	135,207
Power supply equipment	20.0	63,659	55,093	8,566	8,364
Buildings	5.0	32,964	22,337	10,627	10,604
Towers and other support and protection devices	10.0	102,710	57,085	45,625	47,405
Software	20.0	182,203	105,599	76,604	84,375
Information technology equipment	20.0	57,814	38,436	19,378	22,110
Terminal equipment	20.0	6,163	5,947	216	328
Other assets	10.0 to 20.0	125,047	83,868	41,179	57,075

Total assets and facilities in service		1,790,270	1,294,202	496,068	506,604
Assets and facilities in progress		135,698	-	135,698	143,355

		1,925,968	1,294,202	631,766	649,959

Due to the technology migration from TDMA standard to GSM standard in 2004, the expected useful life of the equipment, transmission means and switching and control centers of the subsidiary•s TDMA network was reduced from 4 years to 3 years. Consequently, in 2004, the depreciation rates of these assets were changed from 25.0% p.a. to 33.3% p.a. In order to support such change, the subsidiary signed a contract with the Ministry of Science and Technology through the National Institute of Technology and obtained an appraisal report on the useful life of these assets.

From the consolidated depreciation of the first half of 2006, R$61,161 (June 30, 2005 – R$86,135) was allocated to cost of goods and/or services, R$5,142 (June 30, 2005 – R$5,124) to selling expenses and R$18,156 (June 30, 2005 – R$18,235) to general and administrative expenses.

The net roll-forward of property, plant and equipment in the quarter may be summarized as below:

Consolidated

Balance on March 31, 2006	649,959
- Additions	25,025
- Residual value written-off	(2)
- Depreciation	(43,216)

Balance on June 30, 2006	631,766

On June 30, 2006, the subsidiary had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the residual value of R$751 (March 31, 2006 – R$588).

Pág. 20

12 Suppliers (consolidated)

		Consolidated

	06.30.06	03.31.06

Material and service suppliers	162,598	204,386
Interconnection and amounts to transfer - SMP	86,032	79,717

	248,630	284,103

(a) Material and service suppliers

On June 30 and on March 31, 2006, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

(b) Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephony carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

13 Loans and Financing

On June 30 and on March 31, 2006, the principal amount of loans and financing was as below:

		Consolidated

	06.30.06	03.31.06

Unsecured Senior Notes – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable semiannually. Principal is repayable in January 2009.	173,144	173,792

Export Development Canada – EDC – The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 4.875% above the London Interbank Offered Rate (LIBOR). Installments are repayablesemiannually, with final maturity in April 2006.	-	43,748

Other financing	126	168

	173,270	217,708
Less: current	(126)	(43,885)

Long-term	173,144	173,823

Pág. 21

Interest on loans and financing in the amounts of R$7,214 and R$4,606 on June 30 and on March 31, 2006, respectively, are shown in the account “Provisions” under current liabilities.

The Unsecured Senior Notes funding program and the financing and loan agreement Export Development Canada - EDC include restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, amongst others.

Should such covenants not be complied with, the installments of the Unsecured Senior Notes may be anticipated. On June 30 and on March 31, 2006, the subsidiary had complied with all the restrictive covenants.

14 Provision for Contingencies

		Consolidated

	06.30.06	03.31.06

Tax contingencies	754,157	725,852
Civil and labor contingencies	5,767	6,063
Court deposits	(741,663)	(713,976)

	18,261	17,939

(a) Tax contingencies

i. Value Added Tax on Sales and Services (ICMS) on monthly subscription, value-added services – The subsidiary•s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and value-added services is illegal, since these are not deemed telecommunications services. The subsidiary was granted an injunction that suspended the taxation on monthly subscriptions and value-added services, starting to accrual and deposit in court the amounts involved. The provision recorded on June 30, 2006 was R$555,895 (on March 31, 2006 – R$529,867) and the corresponding court deposits amounted to R$551,676 (March 31, 2006 – R$525,491).

ii. INSS – On July 2, 2002, the subsidiary received a tax assessment from the INSS (Brazilian Institute of Social Security) concerning the joint responsibility for the payment of the INSS contribution of service providers and the withholding of 11% as provided for by Law 9,711/98. On June 30 and on March 31, 2006, the subsidiary had a provision of R$3,547 to cover possible losses arising from this tax assessment, based on the opinion of its legal advisors. The subsidiary made a court deposit of R$5,799, which is classified in the account “Other Assets”, under long-term receivables, on June 30 and on March 31, 2006.

Pág. 22

iii. Telecommunications Inspection Fee (FISTEL) – The subsidiary filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by the Company, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI). The provision recorded on June 30, 2006 was R$184,542 (March 31, 2006 - R$183,369), with corresponding court deposits in the same amount.

iv. Other tax contingencies – The subsidiary is party to other tax proceedings for which a provision of R$10,173 on June 30, 2006 (March 31, 2006 – R$9,069) and the corresponding court deposits totaled R$5,445 (March 31, 2006 – R$5,116). Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b) Civil and labor contingencies

The Company and the subsidiary are parties to certain labor and civil proceedings. Civil contingencies refer mainly to proceedings filed by customers and labor contingencies to proceedings filed by former subsidiary employees. Based on the opinion of its legal advisors, management understands that the provision recorded of R$5,767 (March 31,2006 – R$6,063) is sufficient to cover losses that might result from these proceedings.

(c) Universalization Fund of Telecommunications Services - FUST

Based on Article 6 of Law 9.998/2000, which instituted FUST, the subsidiary does not include in the calculation basis of the contribution the revenues obtained from telecommunications services providers as interconnection remuneration and for the use of its network resources.

On December 15, 2005, the Board of ANATEL approved Precedent #7 which determines the inclusion of these revenues in the calculation basis of FUST, with retroactive application to January 2001.

According to the subsidiary•s management and its legal advisors, Precedent #7 of ANATEL contravenes the provisions of Law 9,998/2000, as well as several constitutional provisions. In January 2006, the mobile telephony carriers petitioned for a Writ of Mandamus with the purpose of protecting their legitimate rights to continue to pay FUST without any increase in the calculation basis not prescribed by the law.

Pág. 23

The injunction pleaded was denied by the lower court judge since she understood the issue to be a complex matter. The Petitioners appealed this decision in the Federal Regional Court of the 1st Region, by means of a Bill of Review, and in a decision given on March 10, 2006, the Superior Court Judge granted the injunction request to remove the application of the second part of Precedent #7 of ANATEL, up to the merit judgment.

According to the subsidiary•s management and its legal advisors, there are probable chances of success in this proceeding. Accordingly, a provision for contingency has not been made.

(d) Possible and remote tax contingencies not provisioned

The subsidiary has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$37,157 and R$63,332 on June 30, 2006 (March 31, 2006 - R$37,157 and R$66,573), respectively, for which a provision for contingencies has not been recorded.

15 Shareholders• Equity

(a) Paid-in capital stock

On June 30, 2006, paid-in capital stock was R$456,350 (March 31, 2006 – R$413,900) and divided into 357,706,555 thousand shares (March 31, 2006 – 353,926,469 thousand), of which 133,037,520 thousand common (March 31, 2006 – 131,631,638 thousand) and 224,669,035 thousand preferred, with no par value (March 31, 2006 - 222,294,831). The authorized capital is of 700,000,000 thousand shares.

Preferred shares are not entitled to vote but are assured priority in capital reimbursement, without premium, and to receive non-cumulative minimum dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I - 6% p.a. on the amount resulting from the division of the subscribed capital by the total number of shares; or

II - right to receive the compulsory minimum dividend, according to the following criteria:

a) priority to receive minimum and non-cumulative dividends corresponding to 3% of the equity value of the share; and

b) right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

The General Shareholders• Meeting held on April 27, 2006 approved the capitalization of part of the goodwill tax benefit referring to 2005 in the amount of R$26,110.

Pág. 24

(b) Retained earnings

The General Shareholders• Meeting held on April 27, 2006 approved (i) the transfer of the remaining balance of net income for the year 2005 to retained earnings, in the amount of R$87,617, to cover the Company•s capital budget and (ii) the capitalization of R$16,340 of retained earnings.

(c) Dividends

At the General Shareholders• Meeting held on April 27, 2006, the payment of dividends amounting to R$91,000 was approved, R$44,655 of which refers to the minimum mandatory dividend of 25% on adjusted net income and R$46,345 to supplementary dividends, paid as from May 23, 2006.

16 Insurance Coverage

On June 30 and on March 31, 2006, the subsidiary had insurance coverage against fire and sundry risks for inventories, leased assets, property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved.

On June 30 and on March 31, 2006, the amounts at risk insured were approximately the following:

Inventories	19,000
Leased assets and property, plant and equipment	1,163,000
Loss of profits	1,107,000

2,289,000

Also, the subsidiary has insurance for general civil liability and for national transportation.

17 Remuneration based on the stock option plan (consolidated)

On October 5, 2000, the Board of Directors approved two long-term incentive plans, described as below:

Plan A – This plan covered key executives who were granted preferred or common shares. The bonuses would be earned and shares would be issued only to the extent that the Company and the subsidiary achieve their performance goals determined by their Board of Directors during a five-year performance period. On June 30, 2006, all the options granted were expired due to the termination of the executive officers included in this plan.

Plan B – This plan covers the Company and subsidiary•s key-executives and other employees. Options granted in such plan refer to the Company•s preferred shares, exercised at the market price at the time they are granted. The option exercise is 20%

Pág. 25

during the second year, 60% during the third year and 100% during the fourth year. Up to June 30, 2006, 83,162 share options were granted under this plan. The exercise price of the options granted is R$4.76 (four reais and seventy-six cents) per thousand Company•s preferred shares. Such price is restated by the General Market Price Index (IGP-M) up to the option exercise date. On June 30, 2006, the exercisable call options balance totaled 83,162 options. No options were exercised up to June 30, 2006.

The Board of Directors of the Company and its subsidiary, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover the Company and subsidiary•s key-executives and the new stock options granted remain related to the preferred shares. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. Up to June 30, 2006, 204,815 options have been granted under this plan. The exercise price of the options is R$3.84 (three reais and eighty-four cents) per thousand Company•s preferred shares. This price is restated by the IGP-M up to the option exercise date. The estimated dilution percentage is 0.05% for the Company over the five-year period of the approved plan. On June 30, 2006, the balance of exercisable call options totaled 204,815 options. No options were exercised up to June 30, 2006.

18 Financial Instruments (consolidated)

The subsidiary participates in transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks and these instruments are not used for speculative purposes. Management of the risks is carried out by defining strategies and determining exposure limits.

(a) Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, the subsidiary carries out hedge transactions, through currency and interest rate swap contracts.

On June 30, 2006, the restated amount of swap contracts totaled R$173,144 (March 31, 2006 – R$185,515). The contracts mature in January 2009.

Gains and losses in operations derive from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. In the first half of 2006, net losses on swap contracts amounted to R$31,369 (June 30, 2005, – R$24,975).

Pág. 26

On June 30, 2006, the net amount payable relating the swap contracts amounted to R$31,179 and was recorded in long-term liabilities. On March 31, 2006, the net amount payable relating the swap contracts amounted to R$32,847, of which R$7,634 was recorded in current liabilities and R$25,213 in long-term liabilities.

On June 30, 2006, the Company and its subsidiary had loans and financing in the amount of R$173,270 (March 31, 2006 - R$217,708) denominated in foreign currency, of which 100% (March 31, 2006 – 85%) were protected by hedge operations.

(b) Credit risk

Credit risk associated with accounts receivable derives from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. The subsidiary maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On June 30, 2006, the allowance for doubtful accounts amounted to R$36,120 (March 31, 2006 – R$29,746) - Note 6.

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company and its subsidiary•s operations.

(c) Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The account balances of financial investments on June 30, 2006 and on March 31, 2006 are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of swap operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

Pág. 27

			Consolidated

		06.30.06		03.31.06

	Book	Market	Book	Market
	value	value	value	value

Financial Investments	515,364	515,364	664,828	664,828
Accounts payable – hedge operations	(31,179)	(32,782)	(32, 847)	(38,635)
Loans and financing	173,270	186,501	217,708	233,544

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 18 “a”). The difference between the value of the instrument by the yield curve and its fair market value represents the unrealized gain (loss).

19 Special Purpose Entities (EPE)

The Company, together with its subsidiary Telemig Celular S.A., and affiliated companies, Tele Norte Celular ParticipaÇões S.A. and Amazônia Celular S.A, invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive) in Brazil, managed by Banco Itaú S.A., which, in turn, invests in quotas of other exclusive Financial Investment Funds (Note 5).

The main information on Investment Fund in Quotas of Investment Funds - FIC (exclusive), are summarized as below:

		Company		Consolidated

	06.30.06	03.31.06	06.30.06	03.31.06

Total Assets	501,189	702,810	501,189	702,810
Liabilities	16	8	16	8
Shareholder•s Equity	501,173	702,802	501,173	702,802
Share at end of period (%)	42.18%	34.34%	94.52%	93.31%
Share amount	211,382	241,358	473,752	655,773

	06.30.06	06.30.05	06.30.06	06.30.05

FIC result in the quarter	51,537	74,708	51,537	78,708
Share in FIC result	17,420	15,216	48,026	69,453

Pág. 28

20 Other Information

(a) Proceeding referring to the General Law of Telecommunications

Considering the current Brazilian mobile telephony regulation, in June 2005, the Company and its subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., which, under previous management•s understanding, are part of the controlling group (through indirect interest) both of the subsidiary and its competitor TNL PCS S.A. ("Oi"). The judicial suit aims at preventing PREVI/Banco do Brasil from exercising their voting rights in the Company and in the subsidiary until the matter concerning the cross shareholding is resolved.

(b) Other judicial actions

On March 4, 2005, Highlake International Business Company Ltd and Futuretel S.A., entities at that time managed by the Opportunity group and directly and indirectly controlled by the Opportunity Fund, CVC/Opportunity Equity Partners LP (currently named Citigroup Venture Capital International Brazil LP) and Investidores Institucionais FIA, announced the beginning of a public offering process for the sale of more than 50% of the voting capital of Telemig Celular ParticipaÇões S.A.. However, immediately after the announcement, International Equity Investments Inc., sole quotaholder of the investments fund CVC/Opportunity Equity Partners L.P., removed Opportunity from its management, replacing it with Citigroup Venture Capital International Brazil L.L.C.. Subsequently, International Equity Investments, Inc. obtained an injunction to temporarily suspend Telemig Celular ParticipaÇões S.A.•s share public offering process. Since then, various judicial actions have been filed in Brazil and abroad, involving regulatory and corporate issues that may affect the control of the Company. There is currently no perspective of resolution of the litigation.

21 Subsequent events - ANATEL Resolution #438

On July 13, 2006, ANATEL issued Resolution #438, which approved the Regulation on Remuneration for Network Usage of Personal Mobile Service – SMP Providers, and revoked Resolution #319 of September 27, 2002.

Among other amendments, Resolution #438 establishes new rules for concession, onlending, and disclosure of discounts granted over the Value of Usage of SMP Network (VU-M) and establishes the end of Bill & Keep.

The Company is estimating the impact of these changes in its operations.

* * *

Pág. 29

01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

05.01 - COMMENTS ON THE COMPANY•S PERFORMANCE IN THE QUARTER

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

Pág. 30

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

06.01 - BALANCE SHEET – CONSOLIDATED ASSETS (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/06	4 – 03/31/06
1	Total Assets	1,849,867	2,031,541
1.01	Current Assets	898,147	1,068,080
1.01.01	Cash and Cash Equivalents	517,259	667,431
1.01.02	Accounts Receivable	212,710	226,445
1.01.03	Inventories	50,944	39,359
1.01.04	Others	117,234	134,845
1.01.04.01	Deferred Income Tax and Social Contribution	60,055	64,004
1.01.04.02	Prepayments	26,376	38,139
1.01.04.03	Other	3,971	9,081
1.01.04.04	PIS and COFINS Recoverable – Law 9,718/98	22,112	21,634
1.01.04.05	Recoverable taxes	4,720	1,987
1.02	Long-Term Receivables	312,452	305,524
1.02.01	Sundry Credits	288,107	290,443
1.02.01.01	Deferred Income Tax and Social Contribution	197,738	201,219
1.02.01.02	ICMS Recoverable – Property, Plant and Equipment	20,899	25,832
1.02.01.03	PIS and COFINS Recoverable – Law 9,718/98	17,275	16,886
1.02.01.04	Recoverable income tax and social contribution	52,195	46,506
1.02.02	Credits with Related Parties	2,306	2,001
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	2,306	2,001
1.02.03	Others	22,039	13,080
1.02.03.01	Prepayments	3,33 1	3,643
1.02.03.02	Other Assets	18,708	9,437
1.03	Permanent Assets	639,268	657,937
1.03.01	Investments	60	60
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	60	60
1.03.02	Property, Plant and Equipment	631,766	649,959
1.03.03	Deferred charges	7,442	7,918

Pág. 31

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

06.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 06/30/06	4 – 03/31/06
2	Total Liabilities	1,849,867	2,031,541
2.01	Current Liabilities	368,822	571,163
2.01.01	Loans and Financing	126	43,885
2.01.02	Debentures	0	0
2.01.03	Suppliers	248,630	284,103
2.01.04	Taxes, Charges and Contributions	31,424	56,332
2.01.05	Dividends Payable	15,697	102,557
2.01.05.01	Dividends	12,347	99,369
2.01.05.02	Interest on Capital	3,350	3,188
2.01.06	Provisions	30,086	43,500
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	42,859	40,786
2.01.08.01	Accounts payable – Hedge Operations	0	7,634
2.01.08.02	Other liabilities	42,859	33,152
2.02	Long-Term Liabilities	243,525	237,158
2.02.01	Loans and Financing	173,144	173,823
2.02.02	Debentures	0	0
2.02.03	Provisions	18,261	17,939
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	52,120	45,396
2.02.05.01	License to Use Payable	18,741	17,983
2.02.05.02	Pension Plan	2,200	2,200
2.02.05.03	Accounts Payable – Hedge Operations	31,179	25,213
2.03	Deferred Income	0	0
2.04	Minority Interest	149,227	153,424
2.05	Shareholder•s Equity	1,088,293	1,069,796
2.05.01	Paid-in Capital	456,350	413,900
2.05.02	Capital Reserve	99,102	125,212
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	110,300	110,300
2.05.04.01	Legal	43,039	43,039
2.05.04.02	Statutory	40,851	40,851
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profits	26,410	26,410
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	422,541	420,384

Pág. 32

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.01	Gross Revenue from Sales and/or Services	388,701	778,196	391,035	754,747
3.02	Gross Revenue Deductions	(120,582)	(231,773)	(102,686)	(203,643)
3.03	Net Revenue from Sales and/or Services	268,119	546,423	288,349	551,104
3.04	Cost of Goods and/or Services Sold	(130,200)	(259,063)	(145,792)	(285,164)
3.05	Gross Profit	137,919	287,360	142,557	265,940
3.06	Operating Expenses/Revenues	(87,882)	(182,624)	(52,959)	(120,035)
3.06.01	Selling	(78,207)	(153,425)	(61,071)	(121,553)
3.06.02	General and Administrative	(16,228)	(50,500)	(33,866)	(59,417)
3.06.03	Financial	6,553	21,301	41,978	60,935
3.06.03.01	Financial Income	25,145	57,196	36,003	75,321
3.06.03.02	Financial Expenses	(18,592)	(35,895)	5,975	(14,386)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating Profit	50,037	104,736	89,598	145,905
3.08	Non-Operating Income	(189)	(347)	(1,711)	(1,686)
3.08.01	Revenues	297	407	963	1,077
3.08.02	Expenses	(486)	(754)	(2,674)	(2,763)
3.09	Income Before Taxes/Profit Sharing	49,848	104,389	87,887	144,219
3.10	Provision for Income Tax and Social Contribution	(17,348)	(49,018)	(30,941)	(55,106)
3.11	Deferred Income Tax	(3,327)	15,397	605	11,379
3.12	Profit Sharing/Statutory Contributions	(3,150)	(8,106)	(3,663)	(8,116)
3.12.01	Employee Profit Sharing	(3,150)	(8,106)	(4,341)	(8,794)
3.12.02	Contributions	0	0	678	678
3.12.02.01	Items that do not transit on subsidiary•s results	0	0	678	678
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	(7,526)	(12,579)	(12,121)	(17,830)

Pág. 33

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	6 - 01/01/2005 to 06/30/2005
3.15	Net Income/Loss for the Period	18,497	50,083	41,767	74,546
	No. SHARES, EX-TREASURY (in thousands)	357,706,555	357,706,555	353,926,469	353,926,469
	EARNINGS PER SHARE	0.00005	0.00014	0.00012	0.00021
	LOSS PER SHARE

Pág. 34

01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Scope

This performance report comprises the consolidated figures of Telemig Celular ParticipaÇões S.A., relating to the period from 04/01/06 to 06/30/06 and comparative to previous quarters and to the same quarter of the previous year.

Statement of Income

The comments on economic and financial performance are based on the model statement of income shown below:

	2005				2006			Var. % (2Q06 /1Q06)
	2Q	3Q	4Q	YTD	1Q	2Q	YTD
Service Revenues - GROSS Equipment Revenues - GROSS	359,130 31,905	377,816 24,527	389,647 33,139	1,462,306 117,570	356,139 33,356	358,663 30,038	714,802 63,394	0.7% -9.9%
Total Revenues - GROSS Taxes	391,035 (102,686)	402,343 (108,562)	422,786 (118,737)	1,579,876 (430,942)	389,495 (111,191)	388,701 (120,582)	778,196 (231,773)	-0.2% 8.4%
Service Revenues - NET Equipment Revenues - NET	264,509 23,840	275,429 18,352	279,059 24,990	1,061,452 87,482	250,027 28,277	242,893 25,226	492,920 53,503	-2.9% -10.8%
Total Revenues - NET	288,349	293,781	304,049	1,148,934	278,304	268,119	546,423	-3.7%
Cost of Services Cost of Equipment Selling & Marketing Expenses Bad Debt Expense G&A Expenses Other op. expenses (income)	63,029 39,570 53,264 5,040 17,473 1,907	57,987 27,458 60,835 5,083 18,738 -	72,717 42,206 77,481 6,415 21,843 (18,843)	260,909 138,488 245,149 21,094 75,621 (23,526)	61,178 38,890 60,432 11,759 19,484 -	60,507 37,327 62,849 13,243 21,042 (18,961)	121,685 76,217 123,281 25,002 40,526 (18,961)	-1.1% -4.0% 4.0% 12.6% 8.0%
EBITDA %	108,066 40,9%	123,680 44,9%	102,230 36,6%	431,199 40,6%	86,561 34,6%	92,112 37,9%	178,673 36,2%	6.4% 3.3 p.p.
Depreciation & Amortization Interest Expense Interest Income Foreign Exchange Loss (Gain) Others Income Taxes Minority Interests	60,446 41,176 (36,003) (47,151) 5,374 30,336 12,121	52,682 27,158 (34,891) (17,474) 4,681 21,180 10,687	51,863 14,671 (34,940) 13,658 7,526 5,916 3,620	224,864 101,465 (145,153) (49,066) 22,009 70,823 32,137	46,610 34,442 (32,051) (17,139) 5,114 12,946 5,053	48,628 20,273 (25,145) (1,681) 3,339 20,675 7,526	95,238 54,715 (57,196) (18,820) 8,453 33,621 12,579	4.3% -41.1% -21.5% -90.2% -34.7% 59.7% 48.9%
Net Income	41,767	59,657	39,916	174,119	31,586	18,497	50,083	-41.4%

Pág. 35

Operation Analysis:

Client base reaches 3,403,980 customers in 2Q06

The customer base reached 3,403,980 at the ending of quarter, representing a 0.1% increase when compared to the previous quarter. For the quarter, net additions amounted to 2,670.

In the 2Q06, prepaid net additions amounted to 30,360, bringing the total prepaid base to 2,586,864 or 76% of the total base. The postpaid base decreased by 27,690 subscribers, ending the quarter with 817,116 subscribers or 24.0% of the total base. Postpaid decrease is derived from high churn rates registered in the quarter.

Churn rate

The consolidated annualized churn rate reached 35.2% in 2Q06 against 30.2% recorded in 1Q06. When compared to the previous quarter, the annualized prepaid churn rate increased 4.6 p.p. in relation to 1Q06 reaching 37.8% . For the postpaid segment, which accounts for most of the revenues generated, churn rates increased 6.1 p.p. when compared to 1Q06, reaching 27.4% in 2Q06. The significant increase in the annualized postpaid churn rate was due to the clients acquired between the 4Q05 and 1Q06. During 2Q06, the Company paid higher attention on new client entry, with focus on credit analysis and commissioning.

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Operating Revenues

Net service revenues totaled R$242,9 million in 2Q06, a decrease of R$7,1 million or 2,8% when compared to the previous quarter. This decrease was driven by a seasonal decrease of 1.5% in incoming traffic and to increased promotional minutes offered in the quarter. When compared to 2Q05, net service revenues went down by R$21.6 million, or 8.2% . 2Q05 revenues is impacted by high volumes of incoming roaming revenues.

Data revenues in the period represented 9.8% of net services revenues in 2Q06, 1.4 p.p. higher than previous quarter levels and 4.6 p.p. higher than 2Q05.

Net equipment revenues for the quarter totaled R$25.2 million in the quarter, 10.7% lower than the R$28.3 million recorded in 1Q06. This decrease was due to by lower prices charged this quarter, in view of the promotional campaigns of the period.

As a result, total net revenues were R$268.1 million for the quarter, 3.7% lower when compared to 1Q06, and 7.0% lower when compared to the same quarter of the previous year.

In 2Q06, handset subsidies for new client acquisitions reached R$12.1 million or R$94.1 per gross addition, compared to the R$10.6 million and R$95.7 per gross addition recorded in the previous quarter. This increase was driven by promotional campaigns in the period.

Operating costs and expenses

Cost of services for the second quarter of 2006 amounted to R$60.5 million, 1.1% lower than 1Q06. This reduction is primarily related to the decrease of expenses with Fistel activation taxes as a result of lower net additions in this quarter.

Selling and marketing expenses for the quarter totaled R$62.8 million, up 4.0% quarter-over-quarter, mainly due to higher expenses with promotions and marketing related to launch of “Pra Falar Mais” and “Pra Falar Fácil” promotions and Mother•s and Valentine•s Day campaigns.

Customer acquisition cost for the second quarter of 2006 increased to R$171 from the R$166 in the previous quarter. This increase was driven by higher subsidy levels recorded in the second quarter, due to promotional campaigns in the period.

Retention costs reached 17.7% of net service revenues in 2Q06, posting an increase of 2.3 p.p. when compared to the 1Q06. This increase was due to the intensification of new institutional campaigns (“Do jeito que tem que ser”) in the quarter.

General and administrative expenses went up by 8.0% when compared to the previous quarter, totaling R$21.0 million. This raise is explained by the increase in personnel expenses, related to higher severance payment expenditures in the quarter.

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Other operating revenues in the amount of R$18.9 million recorded in 2Q06, refer to the reversal of ICMS provision.

Bad debt in 2Q06 as a percentage of net service revenues reached 5.5% against 4.7% in the previous quarter. When calculated against total net revenues, bad debt reached 4.9% during 2Q06 compared to 4.2% in 1Q06. This increase is related to the credit profile of clients acquired through Christmas campaigns and during part of 1Q06.

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) per user for 2Q06 totaled 179, a 1.7% increase compared to the 176 minutes of the previous quarter. Despite the slight increase of postpaid MOU, average revenue per user decreased by 1.1%, reaching R$63.3 in the second quarter, against R$64.0 in 1Q06. The reduction in ARPU is primarily associated with the change from “fixed-to-mobile” to “mobile-to-mobile” traffic, higher volumes of promotional discounts and seasonal effects (lower number of working days during April and June – World Cup games).

For the second quarter of the year, prepaid MOU reached 26, remaining at the same level of the previous quarter. As a result, prepaid ARPU also remained stable, around R$9.5, despite seasonal effects of the period.

As a result, blended ARPU went down from R$23.3 in 1Q06 to R$22.5 in 2Q06.

Pág. 38

Market share estimated at 34.5% in the quarter

Total market share was estimated at 34.5% in 2Q06. Excluding the Triângulo Mineiro region, market share was estimated at 36.6%, compared to 38.9% reported in the previous quarter. Telemig Celular continues to expand its market share in the Triângulo Mineiro region at a strong pace. After one year of the start of operations, market share is already estimated at 16.0% .

Total gross sales share for 2Q06 was estimated at 25% against the 29% registered in 1Q06. For the Triângulo Mineiro region, gross sales share was estimated at 29%.

EBITDA margin of 37.9% over net service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets revenues) for the first quarter of 2006 reached R$92.1 million and 37.9%, respectively, compared to the R$86.6 million and 34.6% registered in the previous quarter.

Pág. 39

Depreciation and amortization

In 2Q06, depreciation and amortization expenses reached R$48.6 million, an increase of 4.3% compared to the R$46.6 million in the previous quarter.

Net financial expense of R$2.9 million

	R$ million
	1Q06	2Q06
Financial Expense (a)	(34.4)	(20.2)
Financial Income (b)	32.0	25.1
Foreign Exchange Gain (Loss) (c)	17.1	1.7

Net Interest Income (Expense)	14.7	6.6

Note: a) Financial expense: includes expenses related to debt, losses on hedging operations (if any), and taxes on income; b) financial income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects the foreign exchange depreciation/appreciation in the principal and in the interest on debt denominated in foreign currency.

BREAKDOWN

	R$ million
	1Q06	2Q06
Income (Expense) related to debt denominated in foreign currency	11.7	(3.0)
Loss from hedging operations	(24.8)	(6.6)

Financial expense (debt related)	(13.1)	(9.6)
Net financial expense, not related to debt*	(0.5)	(4.4)

Sub-total	(13.6)	(14.0)
Interest – financial investments	28.3	20.6

Net Financial Income	14.7	6.6

* Net financial expense not related to debt is primarily PIS and COFINS taxes on financial income (interest on capital received), CPMF and IOF

R$18.5 million net income in the quarter

Net income for 2Q06 reached R$18.5 million. When compared to 1Q06, net income decreased 41.4% or R$13.1 million.

Total debt of R$173.3 million in the period

As of June 30, 2006, total debt summed up to R$173.3 million, 100% of which denominated in U.S. Dollars. Total debt was fully hedged at the end of the period.

Pág. 40

R$312.8 million negative net debt

As of June 30, 2006, the Company•s indebtedness was offset by cash and cash equivalents (R$517.3 million) but was impacted by accounts payable from hedging operations (R$31.2 million), resulting in a negative net debt of R$312.8 million. The decrease in negative net debt compared to 1Q06 derives mainly from the R$97.2 million dividend payment in 2Q06.

Investments totaled R$25.1 million in 2Q06

During the second quarter 2006, capital expenditures amounted to R$25.1 million. In the table below, the breakdown of these investments is summarized:

CAPEX Breakdown

CAPEX (R$ millions)	2Q05	3Q05	4Q05	1Q06	2Q06
Network	88.0	29.1	103.5	9.1	15.9
IS/IT	3.6	6.7	12.6	3.7	6.2
Others	4.6	3.5	9.0	3.3	3.0
T O T A L	96.2	39.3	125.1	16.1	25.1

Pág. 41

Debt payment schedule

Year	R$ million
2006	63
2007	63
2008	-
2009	173,144

On 06/30/06, the Company•s total debt was denominated in foreign currency

Free cash flow

Free cash flow for the quarter was negative at R$1.9 million compared to a negative free cash flow of R$18.5 million in the previous quarter.

Solid financial ratios

Ratios	2Q05	3Q05	4Q05	1Q06	2Q06
Net Debt/EBITDA (1)	(0.86)	(1.02)	(1.04)	(0.99)	(0.77)
Net Debt/Total Assets	(19%)	(23%)	(22%)	(21%)	(17%)
Interest coverage ratio (1)	9.5	10.1	11.7	10.3	15.1
Current liquidity ratio	2.1	2.3	1.7	1.9	2.5
(1) Last twelve months

_____________________________________________________________________
These comments on the performance contain forward-looking statements. Such statements are not statements of historical fact, and reflect only the expectations of management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties relating to the Company. Accordingly, the actual Company•s results of operations may be different from the current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Pág. 42

OPERATIONAL DATA

	2005				2006			Var. %
	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	2nd Quarter	YTD	(2Q06/1Q06
Population (Concession) - million	19.0	19.2	19.2	19.2	19.2	19.5	19.5	1.3%
Customers Postpaid Prepaid	2,973,130 787,245 2,185,885	3,042,414 800,041 2,242,373	3,344,184 856,522 2,487,662	3,344,184 856,522 2,487,662	3,401,310 844,806 2,556,504	3,403,980 817,116 2,586,864	3,403,980 817,116 2,586,864	0.1% -3.3% 1.2%
Incoming MOU Postpaid Prepaid Outgoing MOU Postpaid Prepaid	72 25 117 7	76 24 115 7	75 23 119 8	73 24 117 7	69 21 107 6	69 20 110 6	69 20 108 6	0.4% -1.5% 2.9% -5.4%
Total Outgoing Traffic (million min.) Total Incoming Traffic (million min.)	314.9 324.6	323.1 340.4	348.7 350.3	1.300.2 1.333.4	317.4 331.6	318.6 327.0	636.0 658.6	0.4% -1.4%
Average Service Rev. per Subscriber (R$) Postpaid Prepaid	26.9 68.7 11.8	26.9 69.5 11.7	26.7 70.2 11.4	26.8 68.3 11.8	23.3 64.0 9.5	22.5 63.3 9.4	22.9 63.6 9.5	-3.1% -1.1% -1.7%
Service Revenue (R$ million) Monthly Subscription Outgoing Traffic Interconnection Others	57,764 95,730 88,852 22,163	58,074 100,578 91,834 24,943	57,393 104,895 91,318 25,453	227,134 376,389 362,507 95,421	52,267 98,665 84,654 14,440	48,836 99,840 80,320 13,898	101,103 198,505 164,974 28,338	-6.6% 1.2% -5.1% -3.8%
TOTAL	264,509	275,429	279,059	1,061,452	250,027	242,893	492,920	-2.9%
Data Revenue (% on net serv. rev.)	5.2%	5.6%	6.7%	5.9%	8.4%	9.8%	9.1%	1.4 p.p.
Services Cost (R$ million) Means of connection Interconnection Rentals and network maintenance FISTEL, other charges and contrib. Others	13,949 12,966 14,502 14,502 7,110	12,506 9,265 15,118 13,377 7,722	15,057 15,516 16,976 19,672 5,495	53,382 57,395 59,350 60,906 29,876	15,815 9,347 17,821 14,848 3,347	16,662 9,386 16,130 13,292 5,037	32,476 18,733 33,951 28,141 8,384	5.4% 0.4% -9.5% -10.5% 50.5%
TOTAL	63,029	57,987	72,717	260,909	61,178	60,507	121,685	-1.1%
Annualized Churn Rate Postpaid Prepaid	34.3% 24.8% 37.7%	38.3% 21.7% 44.3%	28.7% 18.3% 32.4%	33.6% 22.0% 37.8%	30.2% 21.3% 33.2%	35.2% 27.4% 37.8%	32.7% 24.3% 35.5%	5 p.p. 6.1 p.p. 4.6 p.p.
Acquisition Cost (R$) Retention Cost (% on net serv. rev.) CAPEX (R$ million)	147 13.0% 96.3	141 12.0% 39.2	147 15.7% 125.1	145 13.3% 276.7	166 15.4% 16.1	171 17.7% 25.0	169 16.5% 41.2	3.2% 2.3 p.p. 55.0%
Number of Served Localities Number of Radio Base Stations (ERB) Number of CCCs	502 1598 15	509 1620 15	535 1677 17	535 1677 17	540 1677 17	540 1677 17	540 1677 17	0.0% 0.0% 0.0%
Number of employees Total Estimated Market Share Minas Gerais Market – excl. Triângulo Mineiro region Triângulo Mineiro Region	2,282 41% 44% 4%	2,341 39% 42% 8%	2,378 38% 41% 12%	2,378 38% 41% 12%	2,540 37% 39% 15%	2,414 35% 37% 16%	2,414 35% 37% 16%	-5.0% -2.0 p.p - 2.0 p.p 1 p.p

Pág. 43

STATEMENT OF CASH FLOW

		R$ thousand

	2Q06	YTD

Operating Activities:
Net income of the period
Adjustments to reconcile net income to net cash provided by operating	18,497	50,083
cash activities
Depreciation and Amortization
Monetary and foreign exchange variation (principal)	48,628	95,238
Unrealized result on hedging operations	(1,592)	(18,500)
Deferred income tax and social contribution	4,550	25,252
Minority interest	3,327	(15,397)
Others	7,526	12,579
Changes in operating assets and liabilities	(92)	700
	(66,219)	(156,556)

Net cash provided by (used) in operating activities	14,625	(6,601)

Investing Activities:
Proceeds from sale of property, plant and equipment	224	334
Capital expenditures	(25,025)	(41,168)

Net cash used in investing activities	(24,801)	(40,834)

Financing Activities:
Amortization of loans and financing	(42,846)	(44,451)
Payment of dividends and interest on capital	(97,150)	(97,186)

Net cash used in financing activities	(139,996)	(141,637)

Net decrease in cash and cash equivalents	(150,172)	(189,072)

Cash and cash equivalents, beginning of the period	667,431	706,331

Cash and cash equivalents, end of the period	517,259	517,259

Pág. 44

GLOSSARY OF KEY INDICATORS

I) Average Customers a) Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

     Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

     Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

• Does not include profit sharing.

Pág. 45

01770-1	TELEMIG CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-65

17.01 – INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Telemig Celular ParticipaÇões S.A.
Brasília - DF

1. We have performed a special review of the quarterly information of Telemig Celular ParticipaÇões S.A. and subsidiary (Company and Consolidated), for the quarter ended June 30, 2006, prepared under the responsibility of the Company•s management, in accordance with Brazilian accounting practices and consisting of the balance sheets, the related statement of income and the performance report.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly information, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review we are not aware of any material modification that should be made to the quarterly information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commissions (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. The balance sheets (Company and Consolidated) as of March 31, 2006 and the respective statements of income for the quarter then ended were reviewed by other independent public accountants that issued an unqualified special review report dated May 11, 2006. The statements of income (Company and Consolidated) for the semester ended June 30, 2005 were reviewed by other independent public accountants that issued an unqualified special review report dated July 29, 2005.

5. The accompanying quarterly information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, August 4, 2006.

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner

Pág. 46

01.01 - IDENTIFICATION

1 - CVM CODE 01770-1	2 - COMPANY NAME TELEMIG CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer•s ID) 02.558.118/0001-65

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	30
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	31
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	32
07	01	CONSOLIDATED STATEMENT OF INCOME	33
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	35/45
17	01	INDEPENDENT ACCOUNTANTS• REVIEW REPORT	46

Pág. 47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.